        3COM CORPORATION
350 Campus Drive
Marlborough, MA 01752

        February 6, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306

Re:	3Com Corporation Registration Statement on Form S-3, as amended (File No. 333-102591) Request for Withdrawal

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, 3Com Corporation (the "Company") hereby makes application to withdraw its Registration Statement on Form S-3, File Number 333-102591 (the "Form S-3 Registration Statement"), relating to the offering of 7,100,000 shares (the "Shares") of the Company's common stock, par value $0.01 per share, by Broadcom Corporation ("Broadcom"). The Shares were issuable to Broadcom upon the exercise of a warrant, as described in the Form S-3 Registration Statement. However, since Broadcom did not exercise any portion of the warrant before its expiration on December 4, 2003, there is no longer a need for the Form S-3 Registration Statement. No securities have been sold under the Form S-3 Registration Statement.

        Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-3 Registration Statement as soon as possible.

        Should you have any questions regarding this matter, please call our attorney, Katharine Martin of Wilson Sonsini Goodrich & Rosati, at (650) 493-9300.

Sincerely,
3COM CORPORATION
By:	/s/ NEAL D. GOLDMAN Neal D. Goldman Senior Vice President, Secretary and General Counsel

cc: Katharine A. Martin, Esq. (Wilson Sonsini Goodrich & Rosati)